December 23, 2025	Coller Private Market
U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20529 Attn: Karen Rossotto	Secondaries Advisors, LLC 950 Third Avenue New York NY 10022 Tel: +1 212 644 8500 Fax: +1 212 644 9133

info@collercapital.com www.collercapital.com

Re:	Coller Private Credit Secondaries (the “Fund”) File Nos. 811-24003; 333-282188

Dear Ms. Rossotto:

Thank you for your comments regarding the Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 22, 2025 pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Registration Statement”).

We write to respond to the comments received from the staff (the “Staff”) of the Division of Investment Management of the Commission by telephone on September 10, 2025 and September 25, 2025. Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses or supplemental explanations, as requested. These changes are reflected in the Post-Effective Amendment (the “Amendment”) to the Registration Statement, filed via EDGAR as of the date hereof. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment 1.	Who is communicating the existence of the bonus shares to the investors?

Response 1.	Disclosure outlining the existence and terms of the bonus shares program is included in the Fund’s Prospectus and will be included in the Fund’s subscription agreement. From time to time, the Fund’s Distributor may engage certain broker-dealers and financial intermediaries to act as selling agents in connection with the distribution of Shares. Any such financial intermediaries or selling agents engaged by the Distributor may also communicate the existence of the bonus shares to investors.

Comment 2.	Regarding the bonus shares disclosure, please address the following items:

a.	In the “Summary of Offering Terms” section of the Prospectus, please include a brief discussion of the bonus shares program and a cross-reference to the section of the Prospectus titled “Plan of Distribution” for more details on the bonus share program.

Response 2a.	The Fund has included the requested disclosure in the section of the Prospectus entitled “Summary of Offering Terms.”

b.	In the Plan of Distribution section, please include a clear statement that the Adviser or its affiliate may be deemed a “statutory underwriter” under Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”).

Response 2b.	The Fund has included the requested disclosure in the “Plan of Distribution” section of the Prospectus in response to the Staff’s comment. The Fund respectfully notes that the inclusion of this disclosure does not imply that the Fund believes that the Adviser or its affiliates are acting as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with any payments to the Fund to purchase Shares.

c.	In the Plan of Distribution section, please include disclosure of the program itself so investors understand whether they qualify and how they can participate. Please also include disclosure explaining how much they need to invest and by what date they need to invest as well as who they should contact if they wish to participate.

Response 2c.	The Fund has included the requested disclosure in the section of the Prospectus entitled “Plan of Distribution.” “The Fund notes that the terms of the program include a “claw-back” feature whereby investors who tender for repurchase any Shares purchased during the Offering Period within three years of the initial purchase date will automatically forfeit to the Adviser any additional Shares received from the Fund in connection with such initial purchase. Such forfeiture will operate as an automatic transfer of Shares directly to the Adviser and without payment of any consideration to the investor by the Fund or the Adviser. Accordingly, the Fund does not believe that any such forfeiture will constitute a “purchase” by the Fund of any securities of which it is the issuer within the meaning of Section 23(c) of the 1940 Act.

Comment 3.	Please confirm unfunded commitments are intrinsically part of the Fund’s investments in Portfolio Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire a private asset. Please also confirm that assets the Fund will count towards its 80% policy will be assets intended to support its unfunded commitments consistent with the concept of such assets under the 1940 Act, including Rule 18f-4.

Response 3.	The Fund confirms that unfunded commitments are intrinsically part of the Fund’s investments in Portfolio Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire a private asset. The Fund’s investments in secondary funds and co-investments often include an unfunded portion where the Fund commits to invest equity in a private asset in the future, as will the Fund’s investments in primary commitments to Portfolio Funds. The Fund notes that certain investments may be entirely unfunded at the time of commitment. The Fund confirms that holding a portion of its assets in money market funds and other cash items allows the Fund to better manage the volatility of its portfolio to meet its unfunded commitment obligations. As a result, making unfunded commitments to invest in private assets is an essential part of the Fund’s investment strategy.

The Fund further confirms that it will count towards its 80% policy assets intended to support its unfunded commitments consistent with the concept of such assets under the 1940 Act, including Rule 18f-4. Although the Fund may invest a significant portion of its assets in money market funds and other cash items from time to time for purposes of covering its unfunded commitment obligations, the Fund’s returns will primarily be driven by its investments in private assets. The Fund believes that the Fund’s disclosure regarding its 80% policy is consistent with the expectations of investors in a fund that primarily invests in secondary funds, primary funds and co-investments, and will minimize portfolio disruption and unnecessary costs.

Please contact me at (212) 822-4316 or radin.ahmadian@colllercapital.com or Nathan Somogie at (617) 778-9004 or nathan.somogie@stblaw.com with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Radin Ahmadian